Exhibit 4.45

[TRANSLATION]

PERSONAL AND CONFIDENTIAL

June 28, 2012

Jocelyn Lafond

RE:   Amendment to your Employment Contract

Dear Jocelyn,

Following the decision of the Board of Directors to propose amendments to management employment contracts in the event of any member(s) of management being dismissed without a serious reason following an acquisition of control of Theratechnologies Inc. (“Thera”) or a material transaction by Thera, we propose deleting section 9.2 of your employment contract and replacing it with the new section 9.2 set out below, as of your acceptance hereof.

We therefore ask, if you agree to this amendment, that you return this letter to us before July 8, 2012, failing which we will assume that this amendment to your employment contract is not acceptable to you and this proposal will then lapse.

“9.2 In the event of:

a)	a take-over bid (within the meaning of the Securities Act (Québec), as in effect from time to time) (a “Bid”); or

b)

any transaction (amalgamation, arrangement, compromise, reorganization or other similar transaction, including any alienation by Thera to a third party of its assets if, as a result of such alienation, Thera is unable to retain a significant part of its business activities) (a “Transaction”);

pursuant to which a person or any person acting jointly or in concert (as defined in Regulation 62-104 respecting Take-Over Bids and Issuer Bids of the Securities Act (Québec), as in effect from time to time) with such person acquires control of Thera and that, within 24 months following the completion of the Bid or the Transaction, the Employee’s employment with Thera is terminated without serious reason, or the Employee voluntarily decides to leave his employment during this 24-month period, the Employee will then receive on the date of termination of his employment an amount equal to the greater of (i) the reasonable notice provided for by law and (ii) 12 months of his annual base salary, at the time of termination of his employment, plus an amount equal to 100% of his annual target bonus, calculated based on such annual base salary, as well as any other amounts that may be due and unpaid.

For the purposes hereof, a person will be deemed to have acquired control of Thera if the person and/or persons acting jointly or in concert with the person own at least 40% of the voting securities of Thera or the entity resulting from the Transaction. For the purpose of calculating the number of voting securities held by any person (including persons acting jointly or in concert with such person), all securities convertible into or exchangeable for voting securities held or controlled by such person shall be included as if they had been converted or exchanged into voting securities, whether the conversion or exchange occurs in one or more transactions. An alienation of property includes the sale, exchange, lease of property and the granting of a licence in respect of any property. Thera will be deemed to retain a significant part of its business activity when the activities it retains after alienation require the use of at least 25% of the value of its assets as at the end of the fiscal year preceding such alienation and such activities generated in the fiscal year preceding such alienation at least 25% of Thera’s pre-tax revenues or earnings.”

Except for this amendment to your employment contract, all other terms and conditions of your employment contract will remain in effect and unchanged.

If you accept this amendment, please sign this offer in the space provided below and return the duly executed document to Luc Tanguay, Senior Executive Vice-President and Chief Financial Officer of Thera.

Yours truly,

THERATECHNOLOGIES INC.

/s/ John-Michel T.Huss
John-Michel T. Huss
President and Chief Executive Officer

I acknowledge that I have read, had the opportunity to consult with legal counsel and understand and accept the content of this amendment to my employment contract.

Dated and signed at Montréal (Québec), on July 5, 2012.

/s/ Jocelyn Lafond
Jocelyn Lafond